UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date: April 9, 2007

Commission File Number: 001-31739

Gammon Lake Resources Inc.
(Translation of registrant's name into English)

1601 Lower Water Street
Suite 402, Summit Place, P.O. Box 2067
Halifax, Nova Scotia B3J 2Z1
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐                    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

  Note:    Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

  Note:    Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMMON LAKE RESOURCES INC.
Date: April 9, 2007	/s/ RUSSELL C. BARWICK Russell C. Barwick Chief Executive Officer and Director

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EXHIBIT INDEX

Exhibit	Description
99.1	Reconciliation to U.S. GAAP of the Registrant's audited consolidated financial statements as at December 31, 2006 and 2005 and July 31, 2005 and for the years ended December 31, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005
99.2
Reconciliation to U.S. GAAP of the audited consolidated financial statements of Mexgold Resources Inc. as at December 31, 2005 and April 30, 2005 and 2004 and for the eight month period ended December 31, 2005 and the years ended April 30, 2005 and 2004
99.3	Reconciliation to U.S. GAAP of the interim unaudited consolidated financial statements of Mexgold Resources Inc. as at June 30, 2006 and for the six month period ended June 30, 2006
99.4
Reconciliation to U.S. GAAP of the pro forma financial statements of the Registrant as at June 30, 2006 and for the six months ended June 30, 2006, the five months ended December 31, 2005 and the year ended July 31, 2005

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